Term sheet To prospectus dated November 7, 2014, prospectus supplement dated November 7, 2014 and product supplement no. 2a-I dated November 7, 2014	Term Sheet to Product Supplement No. 2a-I Registration Statement No. 333-199966 Dated July 28, 2015; Rule 433

Structured Investments	$ Capped Return Enhanced Notes Linked to the Performance of the British Pound Relative to the European Union Euro due August 19, 2016

General

•	The notes are designed for investors who seek a return of at least 2.16 times any appreciation of the British pound relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate, up to a maximum return of at least 10.80% at maturity. Investors should be willing to forgo interest payments and, if the Currency Return is negative, be willing to lose some or all of their principal at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Reference Currency:	British pound (GBP)
Base Currency:	European Union euro (EUR)
Upside Leverage Factor:	At least 2.16. The actual Upside Leverage Factor will be provided in the pricing supplement and will not be less than 2.16.
Payment at Maturity:

If the Currency Return is positive (i.e., the British pound appreciates relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate), you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Currency Return times the Upside Leverage Factor, subject to the Maximum Return. Accordingly, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Currency Return × Upside Leverage Factor), subject to the Maximum Return

If the Currency Return is zero (i.e., the British pound remains flat relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate), you will receive the principal amount of your notes at maturity.

If the Currency Return is negative (i.e., the British pound depreciates relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate), you will lose 1% of the principal amount of your notes for every 1% of decline in the Currency Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Currency Return)

If the Currency Return is negative, you will lose some of your principal amount and may lose all of your principal amount at maturity.

Maximum Return:	At least 10.80%. For example, assuming the Maximum Return is 10.80% and assuming the Upside Leverage Factor is 2.16, if the Currency Return is equal to 5.00%, you will receive the Maximum Return of 10.80%, which entitles you to a maximum payment at maturity of $1,108.00 per $1,000 principal amount note that you hold. The actual Maximum Return will be provided in the pricing supplement and will not be less than 10.80%. Accordingly, the actual maximum payment at maturity per $1,000 principal amount note will not be less than $1,108.00 per $1,000 principal amount note.
Currency Return:	Starting Spot Rate – Ending Spot Rate
Starting Spot Rate

In no event, however, will the Currency Return be less than -100%.

Please see “How Do Exchange Rates Work?” and “Selected Risk Considerations — The Method of Calculating the Currency Return Will Diminish Any Appreciation of the Reference Currency and Magnify Any Depreciation of the Reference Currency Relative to the Base Currency” in this term sheet for more information.

Starting Spot Rate:	The Spot Rate on the Pricing Date
Ending Spot Rate:	The arithmetic average of the Spot Rates on the Ending Averaging Dates
Pricing Date:	On or about July 31, 2015
Original Issue Date (Settlement Date):	On or about August 5, 2015
Ending Averaging Dates†:	August 10, 2016, August 11, 2016, August 12, 2016, August 15, 2016 and August 16, 2016 (the “Final Ending Averaging Date”)
Maturity Date†:	August 19, 2016
CUSIP:	48125UUC4
Other Key Terms	See “Additional Key Terms” on page TS-1 of this term sheet.
†	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Reference Currency Relative to a Single Base Currency” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 2a-I

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 2a-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on PS-79 of the accompanying product supplement no. 2a-I.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $985.00 per $1,000 principal amount note. JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $970.00 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

July 28, 2015

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 2a-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus, as supplemented by the prospectus supplement, each dated November 7, 2014 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 2a-I dated November 7, 2014. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 2a-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 2a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008404/e61363_424b2.pdf

•	Prospectus supplement and prospectus, each dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

•	CURRENCY BUSINESS DAY — A “currency business day,” with respect to the Reference Currency relative to the Base Currency, means a day, as determined by the calculation agent, on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for each of the Reference Currency and the Base Currency (which is London, England for the Reference Currency and Frankfurt, Germany for the Base Currency), (b) banking institutions in the City of New York and those principal financial centers are not otherwise authorized or required by law, regulation or executive order to close and (c) the Trans-European Automated Real-time Gross Settlement Express Transfer System (“TARGET2”) is open.

•	SPOT RATE — The Spot Rate on any relevant day is expressed as a number of British pounds per European Union euro and is equal to (a) the U.S. dollar per one European Union euro exchange rate as reported by Reuters Group PLC (“Reuters”) on Reuters page WMRSPOT05 at approximately 4:00 p.m., Greenwich Mean Time, on that day, divided by (b) the U.S. dollar per one British pound exchange rate as reported by Reuters on page WMRSPOT08 at approximately 4:00 p.m., Greenwich Mean Time, on that day.

JPMorgan Structured Investments —	TS-1
Capped Return Enhanced Notes Linked to the Performance of the British Pound Relative to the European Union Euro

How Do Exchange Rates and the Currency Return Formula Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The Currency Return reflects the return of the British pound relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate, calculated using the formula set forth above under “Key Terms — Currency Return.” While the Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Currency Return,” there are other reasonable ways to determine the return of the British pound relative to the European Union euro that would provide different results. For example, another way to calculate the return of the British pound relative to the European Union euro would be to calculate the return that would be achieved by converting European Union euros into British pounds at the Starting Spot Rate on the Pricing Date and then, on the Final Ending Averaging Date, converting back into European Union euros at the Ending Spot Rate. In this term sheet, we refer to the return of the British pound relative to the European Union euro calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

As demonstrated by the examples below, under the Currency Return formula, any appreciation of the British pound relative to the European Union euro will be diminished, as compared to a conversion return, while any depreciation of the British pound relative to the European Union euro will be magnified, as compared to a conversion return. In addition, the diminishing effect on any appreciation of the British pound relative to the European Union euro increases as the Currency Return increases, and the magnifying effect on any depreciation of the British pound relative to the European Union euro increases as the Currency Return decreases. Accordingly, your return on the notes may be less than if you had invested in similar notes that reflected conversion returns.

The Spot Rate is expressed as the number of British pounds per European Union euro. As a result, a decrease in the Spot Rate from the Starting Spot Rate to the Ending Spot Rate means that the British pound has appreciated / strengthened relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate. This means that one British pound could purchase more European Union euros at the Ending Spot Rate on the Final Ending Averaging Date than it could on the Pricing Date. Viewed another way, it would take fewer British pounds to purchase one European Union euro at the Ending Spot Rate on the Final Ending Averaging Date than it did at the Starting Spot Rate on the Pricing Date.

The following examples assume a Starting Spot Rate of 0.70 for the British pound relative to the European Union euro.

Example 1: The British pound strengthens from the Starting Spot Rate of 0.70 to the Ending Spot Rate of 0.665.

The Currency Return is equal to 5.00%, calculated as follows:

(0.70 – 0.665) / 0.70 = 5.00%

By contrast, if the return on the British pound were determined using a conversion return, the return would be 5.26%.

Example 2: The British pound strengthens from the Starting Spot Rate of 0.70 to the Ending Spot Rate of 0.007.

The Currency Return is equal to 99.00%, calculated as follows:

(0.70 – 0.007) / 0.70 = 99.00%

By contrast, if the return on the British pound were determined using a conversion return, the return would be 9,900%. The payment at maturity will not reflect a return greater than the Maximum Return if the British pound has appreciated relative to the European Union euro.

As Examples 1 and 2 above demonstrated, the diminishing effect on any appreciation of the British pound relative to the European Union euro increases as the Currency Return increases.

Conversely, an increase in the Spot Rate from the Starting Spot Rate to the Ending Spot Rate means that the British pound has depreciated / weakened relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate. This means that it would take more British pounds to purchase one European Union euro at the Ending Spot Rate on the Final Ending Averaging Date than it did on the Pricing Date. Viewed another way, one British pound could purchase fewer European Union euros at the Ending Spot Rate on the Final Ending Averaging Date than it could at the Starting Spot Rate on the Pricing Date.

Example 3: The British pound weakens from the Starting Spot Rate of 0.70 to the Ending Spot Rate of 0.77.

The Currency Return is equal to -10.00%, calculated as follows:

(0.70 – 0.77) / 0.70 = -10.00%

By contrast, if the return on the British pound were determined using a conversion return, the return would be -9.09%.

Example 4: The British pound weakens from the Starting Spot Rate of 0.70 to the Ending Spot Rate of 1.4.

The Currency Return is equal to -100.00%, calculated as follows:

(0.70 – 1.40) / 0.70 = -100.00%

By contrast, if the return on the British pound were determined using a conversion return, the return would be -50.00%.

As Examples 3 and 4 above demonstrated, the magnifying effect on any depreciation of the British pound relative to the European Union euro increases as the Currency Return decreases.

The hypothetical Starting Spot Rate, Ending Spot Rates and Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

JPMorgan Structured Investments —	TS-2
Capped Return Enhanced Notes Linked to the Performance of the British Pound Relative to the European Union Euro

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL IF THE CURRENCY RETURN IS POSITIVE — The notes provide the opportunity to enhance returns by multiplying a positive Currency Return by the Upside Leverage Factor, up to the Maximum Return of at least 10.80%. The actual Upside Leverage Factor and Maximum Return will be provided in the pricing supplement and will not be less than 2.16 and 10.80%, respectively, and, accordingly, the maximum payment at maturity per $1,000 principal amount note will not be less than $1,108.00. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

•	RETURN DEPENDENT ON THE BRITISH POUND RELATIVE TO THE EUROPEAN UNION EURO — The return on the notes is dependent on the performance of the British pound, which we refer to as the Reference Currency, relative to the European Union euro, which we refer to as the Base Currency, and will vary based on changes in the value of the British pound relative to the European Union euro as described under “Key Terms” in this term sheet. Please see “How Do Exchange Rates and the Currency Return Formula Work?”, “Selected Risk Considerations — The Method of Calculating the Currency Return Will Diminish Any Appreciation of the Reference Currency and Magnify Any Depreciation of the Reference Currency Relative to the Base Currency” and “The Spot Rate Does Not Reflect the British pound per European Union Euro Exchange Rate Directly” in this term sheet for more information.

•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement no. 2a-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes will generally be ordinary foreign currency income or loss under Section 988 of the Code. Ordinary foreign currency losses are potentially subject to certain reporting requirements. However, investors in certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss (a “Section 988 Election”). Due to the lack of authority directly addressing the availability of the Section 988 Election for instruments such as these, it is unclear whether the Section 988 Election is available. If the Section 988 Election is available and you make this election before the close of the day on which you acquire a note, all gain or loss you recognize on a sale or exchange of that note should be treated as capital gain or loss, and as long-term capital gain or loss if you have held the note for more than one year at that time. A Section 988 Election with respect to a note is made by (a) clearly identifying the note on your books and records, on the date you acquire it, as being subject to this election and filing the relevant statement verifying this election with your U.S. federal income tax return or (b) obtaining independent verification under procedures set forth in the Treasury regulations under Section 988. You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election, as well as the special reporting requirements that apply to foreign currency losses in excess of specified thresholds.

The IRS or a court may not respect the treatment of the notes as “open transactions,” in which case the timing and character of any income or loss on the notes could be materially and adversely affected. For instance, the notes could be treated as contingent payment debt instruments (which might be viewed as denominated either in U.S. dollars or in British pounds), in which case you would be required to accrue original issue discount on your notes in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity, and no Section 988 Election would be available. In particular, in 2007 the IRS issued a revenue ruling holding that a financial instrument with some similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable in some respects from the instrument described in the revenue ruling. If the revenue ruling were applied to the notes, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect.

In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 2a-I and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Withholding under legislation commonly referred to as “FATCA” may apply to amounts treated as interest paid with respect to the notes, if they are recharacterized as debt instruments. You should consult your tax adviser regarding the potential application of FATCA to the notes.

JPMorgan Structured Investments —	TS-3
Capped Return Enhanced Notes Linked to the Performance of the British Pound Relative to the European Union Euro

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the British pound, the European Union euro or the exchange rate between the British pound and European Union euro or any contracts related to the British pound, the European Union euro or the exchange rate between the British pound and the European Union euro. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 2a-I.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the British pound relative to the European Union euro and whether, and the extent to which, the Currency Return is positive or negative. Your investment will be exposed to a loss if the Currency Return is negative (i.e., the British pound depreciates relative to the European Union euro). You will lose 1% of the principal amount of your notes for every 1% of decline in the Currency Return. Accordingly, you could lose some or all of your principal amount at maturity.

•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM RETURN — If the Currency Return is positive (i.e., the British pound appreciates relative to the European Union euro), for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the British pound relative to the European Union euro, which may be significant. We refer to this predetermined percentage as the Maximum Return, which will be set on the Pricing Date and will not be less than 10.80%.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement no. 2a-I for additional information about these risks.

•	JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.

•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this term sheet.

•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits,

JPMorgan Structured Investments —	TS-4
Capped Return Enhanced Notes Linked to the Performance of the British Pound Relative to the European Union Euro

if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the value of the Reference Currency relative to the Base Currency, including:

•	any actual or potential change in our creditworthiness or credit spreads;

•	customary bid-ask spreads for similarly sized trades;

•	secondary market credit spreads for structured debt issuances;

•	the exchange rates and the volatility of the exchange rates of the U.S. dollar relative to the European Union euro and of the U.S. dollar relative to the British pound;

•	suspension or disruption of market trading in the British pound, the European Union euro or the U.S. dollar;

•	the time to maturity of the notes;

•	interest and yield rates in the market generally; and

•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	THE METHOD OF CALCULATING THE CURRENCY RETURN WILL DIMINISH ANY APPRECIATION OF THE REFERENCE CURRENCY AND MAGNIFY ANY DEPRECIATION OF THE REFERENCE CURRENCY RELATIVE TO THE BASE CURRENCY — The Currency Return reflects the return of the British pound relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate, calculated using the formula set forth above under “Key Terms — Currency Return.” While the Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Currency Return,” there are other reasonable ways to determine the return of the British pound relative to the European Union euro that would provide different results. For example, another way to calculate the return of the British pound relative to the European Union euro would be to calculate the return that would be achieved by converting European Union euros into British pounds at the Starting Spot Rate on the Pricing Date and then, on the Final Ending Averaging Date, converting back into European Union euros at the Ending Spot Rate. In this term sheet, we refer to the return on the British pound relative to the European Union euro calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

Under the Currency Return formula, any appreciation of the British pound relative to the European Union euro will be diminished, as compared to a conversion return, while any depreciation of the British pound relative to the European Union euro will be magnified, as compared to a conversion return. The diminishing effect on any appreciation of the British pound relative to the European Union euro increases as the Currency Return increases. The magnifying effect on any depreciation of the British pound relative to the European Union euro increases as the Currency Return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that reflected a conversion return. See “How Do Exchange Rates and the Currency Return Work?” in this term sheet for more information.

•	THE SPOT RATE DOES NOT REFLECT THE BRITISH POUND PER EUROPEAN UNION EURO EXCHANGE RATE DIRECTLY — The Spot Rate is calculated as (a) the U.S. dollar per one European Union euro exchange rate divided by (b) the U.S. dollar per one British pound exchange rate. Accordingly, the Spot Rates do not reflect the British pound per European Union euro exchange rate directly. As a result, the notes are subject to currency exchange risks with respect to the U.S. dollar. See “— The Notes Are Subject to Currency Exchange Risk” below.

•	THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT INVESTMENT IN THE REFERENCE CURRENCY — You may receive a lower payment at maturity than you would have received if you had invested directly in the British pound or contracts related to the British pound for which there is an active secondary market.

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the British pound, the European Union euro or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the United Kingdom and the member countries of the European Union and the United States, and other relevant countries or regions.

JPMorgan Structured Investments —	TS-5
Capped Return Enhanced Notes Linked to the Performance of the British Pound Relative to the European Union Euro

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments in the United Kingdom, the member countries of the European Union and the United States, and between each country and its major trading partners;

•	political, civil or military unrest in the United Kingdom, the member countries of the European Union and the United States; and

•	the extent of governmental surplus or deficit in the United Kingdom and the member countries of the European Union and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the United Kingdom, the member countries of the European Union and the United States, and those of other countries important to international trade and finance.

•	GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those of the United Kingdom, the member countries of the European Union and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

•	EVEN THOUGH THE REFERENCE CURRENCY, THE base currency and the u.s. dollar TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the British pound, the European Union euro and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

•	CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the governments of the United Kingdom, the member countries of the European Union and the United States and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the British pound relative to the European Union euro (or the value of the U.S. dollar relative to the European Union euro and the value of the U.S. dollar relative to the British pound. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

•	CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rate and the Currency Return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “General Terms of Notes — Market Disruption Events” in the accompanying product supplement no. 2a-I for further information on what constitutes a market disruption event.

•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of JPMS’s estimated value, the Upside Leverage Factor and the Maximum Return will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this term sheet. Accordingly, you should consider your potential investment in the notes based on the minimums for JPMS’s estimated value, the Upside Leverage Factor and the Maximum Return.

JPMorgan Structured Investments —	TS-6
Capped Return Enhanced Notes Linked to the Performance of the British Pound Relative to the European Union Euro

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return set forth below assumes a Starting Spot Rate of 0.70, an Upside Leverage Factor of 2.16 and a Maximum Return of 10.80%. The actual Upside Leverage Factor and Maximum Return will be provided in the pricing supplement and will not be less than 2.16 or less than 10.80%, respectively. Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Spot Rate	Currency Return(1)	Total Return
0.0000	100.00%	10.80%
0.1400	80.00%	10.80%
0.2450	65.00%	10.80%
0.3500	50.00%	10.80%
0.4200	40.00%	10.80%
0.4900	30.00%	10.80%
0.5600	20.00%	10.80%
0.6300	10.00%	10.80%
0.6650	5.00%	10.80%
0.6930	1.00%	2.16%
0.7000	0.00%	0.00%
0.7070	-1.00%	-1.00%
0.7350	-5.00%	-5.00%
0.7700	-10.00%	-10.00%
0.8400	-20.00%	-20.00%
0.9100	-30.00%	-30.00%
0.9800	-40.00%	-40.00%
1.0500	-50.00%	-50.00%
1.1550	-65.00%	-65.00%
1.2600	-80.00%	-80.00%
1.4000	-100.00%	-100.00%

(1) Due to the Currency Return formula, the Currency Return will not exceed 100%.

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The Reference Currency appreciates from the Starting Spot Rate of 0.70 to an Ending Spot Rate of 0.693. Because the Currency Return is positive and the Currency Return of 1% multiplied by 2.16 does not exceed the Maximum Return of 10.80%, the investor receives a payment at maturity of $1,021.60 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 1% × 2.16) = $1,021.60

Example 2: The Reference Currency appreciates from the Starting Spot Rate of 0.70 to an Ending Spot Rate of 0.56. Because the Currency Return is positive and the Currency Return of 20% multiplied by 2.16 exceeds the Maximum Return of 10.80%, the investor receives a payment at maturity of $1,108.00 per $1,000 principal amount note, the maximum payment at maturity.

Example 3: The Reference Currency depreciates from the Starting Spot Rate of 0.70 to an Ending Spot Rate of 0.98. Because the Currency Return is -40%, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40%) = $600

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	TS-7
Capped Return Enhanced Notes Linked to the Performance of the British Pound Relative to the European Union Euro

Historical Information

The following graph shows the historical weekly performance of the British pound relative to the European Union euro, expressed in terms of the conventional market quotation (i.e., the amount of British pounds that can be exchanged for one European Union euro, which we refer to in this term sheet as the exchange rate) as shown on the Bloomberg Professional® service (“Bloomberg”), from January 8, 2010 through July 24, 2015. The exchange rate of the British pound relative to the European Union euro, as shown on Bloomberg, on July 27, 2015 was 0.71265.

The historical exchange rates used to plot the graph below were determined using the rates reported by Bloomberg, without independent verification, and may not be indicative of the Spot Rate that would be derived from the applicable Reuters page.

The exchange rates above and displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Currency Return. The Currency Return increases when the British pound appreciates in value against the European Union euro.

The Spot Rate on July 27, 2015 was 0.71285, calculated in the manner set forth under “Additional Key Terms — Spot Rate” on TS-1 of this term sheet. The exchange rates set forth above and displayed in the graph above should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate on the Pricing Date or any Ending Averaging Date. We cannot give you assurance that the performance of the British pound relative to the European Union euro will result in the return of any of your principal amount.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

JPMorgan Structured Investments —	TS-8
Capped Return Enhanced Notes Linked to the Performance of the British Pound Relative to the European Union Euro

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?” and “Hypothetical Examples of Amount Payable at Maturity” in this term sheet for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent on the British Pound Relative to the European Union Euro” in this term sheet for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

JPMorgan Structured Investments —	TS-9
Capped Return Enhanced Notes Linked to the Performance of the British Pound Relative to the European Union Euro